Ares Acquisition Corporation II

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

March 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Peter McPhun, Jennifer Monick, Ronald E. Alper and Pam Howell

Re:	Ares Acquisition Corp II

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted February 22, 2023

CIK No. 0001853138

Ladies and Gentlemen:

This letter sets forth responses of Ares Acquisition Corporation II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 15, 2023, with respect to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted by the Company on February 22, 2023 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed February 22, 2023

Prospectus Cover Page, page 1

1.

Staff’s comment: We note the disclosure that “the funds held in the trust account will not be released from the trust account until the earliest to occur of: (i) the completion of our initial business combination or earlier at our option ....” Please clarify the instances when the funds may be released from the trust account “earlier at your option” in the above statement and how those instances differ from those set forth in parts ii and iii of your disclosure.

Response: The Company respectfully advises the staff that it has revised the disclosure to indicate that the funds from the trust account may be released earlier in connection with the commencement of the procedures to consummate the initial business combination if the Company determines it is desirable to facilitate the completion of the initial business combination. See for example revised disclosure on cover page, page 1. The Company may determine to release funds in the trust account earlier than the closing of the business combination if shareholder approval for such business combination has been obtained and the Company determines that an earlier release would optimize the structuring of the business combination.

Our Sponsor and Ares, page 3

2.

Staff’s comment: We note that your officers and director are affiliated with another special purpose acquisition company, Ares Acquisition Corp., which you disclose executed a definitive merger agreement in December 2022 for its initial business combination. To ensure potential investors in Ares Acquisition Corp. II have adequate information to assess the management’s track record in identifying and evaluating prospective target businesses, please expand to briefly describe the material terms of the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 6, 99, 100 and 102 accordingly.

The Offering, page 14

3.

Staff’s comment: We note the disclosure on page 14 and elsewhere in the prospectus that each public stockholder may redeem their shares irrespective of whether they vote for or against the business combination. Please also disclose whether public stockholders are able to redeem their shares if they abstain from voting.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 28, 115, 125, 150 and F-8 accordingly.

Risk Factors, page 41

4.

Staff’s comment: Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

•	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

•	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

•	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company respectfully has not revised the Registration Statement to address the Staff’s comment with respect to including a risk factor describing the potential material effect on our stockholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. The new excise tax generally applies to repurchases of stock by publicly traded U.S. corporations and very limited types of non-U.S. corporations that are the product of inversion transactions involving a U.S. corporation. As a Cayman entity, we would not expect the excise tax to apply to the Company unless (i) we pursue an initial business combination with a U.S. target, (ii) we change our domicile to the United States in connection with our initial business combination and (iii) we redeem our stockholders after we domesticate. Whether these factors will be present in a future business combination cannot be known at this time and would be more appropriately addressed in a Form S-4 in connection with a future de-SPAC transaction, if applicable. We note that other risk factors in the disclosure do not address jurisdictional specific laws that would be relevant solely based on the structure and target jurisdiction of a future business combination. In addition, not providing a risk factor on this newly-enacted excise tax is consistent with the market approach taken by special purpose acquisition companies (“SPACs”) to not provide risk factors with respect to jurisdiction-specific laws outside of the SPAC’s country of organization, given that it is not possible to know at the time of the initial public offering whether such jurisdiction would ever be relevant.

5.

Staff’s comment: Please revise the risk factor beginning on page 62 relating to possible CFIUS review. Please clearly disclose, if true, that your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 accordingly.

Notes to Financial Statements

3. Proposed Public Offering

Warrants, page F-12

6.

Staff’s comment: We note your disclosure that the public warrants and private warrants, if issued, should be classified as equity. Please provide us with your analysis under ASC 815-40 to support your anticipated accounting treatment for the private warrants. Specifically, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that “the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-13 to clarify that the private placement warrants are exercisable on a cashless basis and not redeemable regardless of who holds them.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Monica J. Shilling at (310) 552-4355, Philippa Bond at (310) 552-4222 and Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Anton Feingold
Anton Feingold

VIA E-MAIL

cc:	Monica J. Shilling, P.C.

Philippa Bond, P.C.

Christian Nagler, P.C.

Tamar Donikyan

H. Thomas Felix

Kirkland & Ellis LLP

Paul D. Tropp

Ropes & Gray LLP

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